FPB BANCORP, INC.

June 15, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	FPB Bancorp, Inc.
Registration Statement on Form S-1
File Number 333-167106
Filed May 26, 2010

Ladies and Gentlemen:

We are writing in response to your letter dated June 9, 2010, in which you ask or make eight questions or comments regarding FPB Bancorp, Inc.’s above-referenced registration statement. Today, FPB filed a Form S-1/A which addresses each of those questions or comments and our responses to each of those is set forth below.

Registration Statement on Form S-1 filed May 26, 2010

1.	Please include all of the information in a pre-effective amendment to your registration statement that you may not include in a prospectus filed after it is declared effective pursuant to Securities Act Regulation 424(b). Refer to Securities Act Regulation 430A.

Response: All such information is now included. The only information omitted relates to the dates of the offering.

2.	In your next amendment, please include a “Recent Developments” section for the period of April 1, 2010 through May 31, 2010.

Response: A Recent Developments section is contained on page 3 of the amendment.

Consent Order, page 3

3.	Please update here and elsewhere throughout the document, First Peoples Bank’s Tier 1 leverage capital ratio and total risk-based capital ratio as of the most recent practicable date.

Response: Such disclosure is made on pages 3, 4, 6 and 12 of the amendment.

4.

You indicate that by May 2, 2010 you were required to perform a risk segmentation analysis with respect to any concentration cited by the FDIC, including commercial real estate loans and that as of the filing of your Registration Statement, this process was ongoing. Please amend your Registration Statement to include an update of the

Securities and Exchange Commission

June 15, 2010

status of this process and include a discussion of the effects if any, of not satisfying the May 2, 2010 deadline.

Response: Such disclosure is made on page 4 of the amendment.

5.	Please indicate here and elsewhere throughout the document as appropriate, the ramifications if you are unable to meet the Consent Order’s required ratios and aggregate balance of assets classified “Substandard” as of June 16, 2010. In addition, please include a specific, stand-along Risk Factor that addresses the risks associated with not complying with the Consent Order’s June 16, 2010 deadline.

Response: Such disclosure is made on pages 4, 6 and 12 of the amendment. A new risk factor is included on page 12 of the amendment.

Additional Sources of Capital, page 7

6.	On page seven you indicate that you “have made every required dividend payment on time and in full” and in a Risk Factor on page 17 you indicate that you “do not expect to be able to pay dividends…due on February 15, 2010.”

Please clearly and consistently throughout the entire document state whether or not you made all of your required dividend payments on your Series A Preferred Stock, including specifically the payment that was due on February 15, 2010 and any other payments that have been due since that date. If you have not made any required payments, please include a Risk Factor that specifically addresses the risks associated with having missed such dividend payments.

Response: The disclosures on pages 8 and 18 of the amendment are now consistent and clear. We have modified a risk factor on page 18 to discuss the specific risks of not making such dividend payments. Including the disclosure in that risk factor, as opposed to adding a new risk factor, seemed to be a clearer way of contextually explaining the risk.

7.	We note your final paragraph in this section where you discuss your intention to implement an “equity line” program following this offering. Please revise your Registration statement whether you have any plans, arrangements and/or understandings related to any such program. If so, please describe the key aspects of such plans, arrangements and/or understandings and file as exhibits any related material contracts in accordance with Item 601 of Regulation S-K. Your discussion should include information such as any discounts persons would receive on the purchase of your securities as well as any dilutive effect hat such a program will have on those that purchase securities in this offering as well as other pertinent information.

Securities and Exchange Commission

June 15, 2010

Response: The disclosure on page 8 of the amendment has been expanded and a new risk factor has been added to page 27 of the amendment. We have not entered into any contracts regarding the “equity line” program, but intend to file a Form 8-K (and amend the Registration Statement, if still effective and in use at that time) when such program is formally implemented.

Capitalization, page 25

8.	Please complete this table to include the information that is “to be determined” in accordance with footnote thee. Also including additional financial information in this or other table that would be materially impacted on a pro forma basis as a result of the offering on a minimum/maximum basis.

Response: The capitalization table on page 26 of the amendment has been revised and completed. Additional pro forma financial information has been included in the Recent Developments section on page 3 of the amendment.

We trust that the foregoing addresses the questions and comments contained in your letter. Please do not hesitate to contact us if you have any additional comments or questions.

Sincerely, FPB BANCORP, INC.

/s/ David W. Skiles
David W. Skiles Chief Executive Officer

cc:	A. George Igler, Esq., Igler & Dougherty, P.A.
Gregory C. Yadley, Esq., Shumaker, Loop & Kendrick, LLP